JOIN THE LIST OF **EARLY INVESTORS** THE **BEST** FRACTIONAL REAL ESTATE TRADING PLATFORM**!**



Overview

Greetings everyone! The Pocket Properties team CRUSHED many of the goals we set from our last update and we're excited to set some new ones!

Before we get into it, we're excited to announce a funding round that's completely **open to the public** through WeFunder! This is doubly exiting because it keeps in line with our mission of DEMOCRATIZING investing and making wealth building opportunities **accessible to all!**

Click the link below to be an early investor in the Pocket Properties App with **ONLY** $100!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/3fNa-SEdC/c?w=l1mx_ved_kzEqlA8AZE3LhGJiE5JG5YfWT9hVbGitSM.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/3fNa-SEdC/c?w=8ivoi2HNwnH-F52Def4b44e4TYLzEU_XB31jdlsgd9A.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

Highlights

-Pocket Properties hired a Chief Acquisitions Officer.
-We've secured over $500,000 in property tokenization commitments.
-We've filled 4 key advisory roles in total.
-The Pocket Properties app is on pace for completion by 12/30/21!

-We've hired over 8, 20+ hour a week interns.
-We've raised $25,000 of our $500,000 pre-seed funding goal.

The Numbers (5/4/21)

Runway: 24 Months
Registrations: 1046

Goals

-Achieve 2000 registrations by 6/15/21
-Achieve $2M in property commitments by 7/15/21
-Complete our Pre-Seed Funding Round By 7/1/21
-Add 3 equity based software developers.

What We Need From You

The Pocket Properties team wants to bring you the best trading platform for fractional real estate. In order to make that possible we ask that YOU join and share our WeFunder campaign so that our team can purchase the best API's and hire the best developers to create this marketplace for you. We also ask that you continue to to share our link with the traders and investors in your family as well and keep spreading the word about fractional real estate!

-The Pocket Properties Team

Click the link below to be an early investor in the Pocket Properties App with **ONLY** $100!

INVEST IN POCKET PROPERTIES
(https://shoutout.wix.com/so/3fNa-SEdC/c?w=l1mx_ved_kzEqlA8AZE3LhGJiE5JG5YfWT9hVbGitSM.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/3fNa-SEdC/c?w=8ivoi2HNwnH-F52Def4b44e4TYLzEU_XB31jdlsgd9A.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

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